SunPower Corporation
3939 North First Street
San Jose, California 95134
(408) 240-5500
September 3, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Tom Jones
100 F Street, N.E.
Washington, D.C. 20549

Re:	SunPower Corporation
Information Statement on Schedule 14C
Filed on September 3, 2008
File No. 000-51593
Dear Mr. Jones:
     On behalf of SunPower Corporation (the “Company”), and in response to your telephone request to Steve Gillette of Jones Day, outside counsel to the Company, the Company hereby acknowledges that:
     1.     The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
     2.     The staff comments or changes to disclosure in response to staff comments in the above-referenced filing do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filing; and
     3.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at the above telephone number if you have any questions or further comments. Thank you for your assistance in this matter.

Sincerely,
/s/ Bruce R. Ledesma
Bruce R. Ledesma
Corporate Secretary

cc: Steve Gillette